RED VIOLET, INC.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

March 13, 2018

VIA EDGAR TRANSMISSION

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Red Violet, Inc. Registration Statement on Form 10-12B File No.: 001-38407

Dear Ms. Woo:

Pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 12d1-2 thereunder, Red Violet, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form 10 (File No. 001-38407) (as amended, the “Registration Statement”), be accelerated and be declared effective at Noon, Eastern Time, on Thursday, March 15, 2018, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jan Woo

March 13, 2018

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Michael Francis, at 305 982 5581. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Francis and that such effectiveness also be confirmed in writing to the address listed on the cover of the Registration Statement.

Very truly yours, RED VIOLET, INC.

By:	/s/ Derek Dubner
	Name:	Derek Dubner
	Title:	Chief Executive Officer

cc:	Kathleen Collins, Accounting Branch Chief

    United States Securities and Exchange Commission

Rebekah Lindsey, Staff Accountant

    United States Securities and Exchange Commission

Matthew Derby, Attorney-Advisor

    United States Securities and Exchange Commission

Josh Weingard, Esq., Corporate Counsel

    Cogint, Inc.

Christina C. Russo, Esq.

    Akerman LLP